SUMMARY OF THE OFFERING

Company	Carmmunity, Inc., a Minnesota corporation.
Securities Offered	Up to 690,000.00 Shares (an aggregate of $103,500.00).
Offering Price	$0.15 per Share.
Use of Proceeds	See the Company's Investment Overview Pitchdeck for a full use of proceeds table.
Minimum Investment per Investor	$1,000 for 6,667 Shares, subject to waiver by the Company in its sole discretion on a case-by-case basis.

Shares of Common Stock

Summary Capitalization Table

	Shares
Before Placement	**9,310,000**
After Offering (assuming $103,500 is raised)	**10,000,000**
Held in Reserve for Options	***300,000**
TOTAL	***10,000,000***

Capital Structure:

The Company has one class of Shares: The Shares are being offered to accredited and non-accredited investors.

*300,000 shares are held subject to the Company's Equity Incentive Plan.

See the full capitalization table attached hereto.

Corporate Governance

The Company is managed by a four person Board of Directors consisting of Company founders Daniel Balto, Aaron Williams, Colton Fussy, and Max Bailey (the "***Board***"), serving indefinite terms.

The officers (the "***Officers***") of the Company, Daniel Balto (CEO), Aaron Williams (CMO), Colton Fussy (CTO), Max Bailey, (CCO) will control, oversee, and/or perform the day-to-day operations of the Company.

Shares:

Ownership Interest

The investors, as a group, will be purchasing up to ~6.9% of all Shares, depending on the total number of Shares sold in this Offering. Each Shareholder's pro rata percentage of Shares, and therefore dividends, when and if authorized by the Board, will be calculated by dividing such Shareholder's total Shares owned by the total Shares outstanding.

Voting Interest	The shareholders of the Company shall have the authority to elect Directors and act on other matters within the authority of Shareholders pursuant Minnesota Business Corporation Act, Chapter 302A of the Minnesota Statutes.
Exit Strategy	Based on the data we collect about what our users drive, what events they attend, and where they buy parts from we believe the company could be sold to Facebook as an extension, Microsoft as a real life Forza, or SEMA as a data harvesting platform. Ultimately depends if they value the data or our users/gamification more.
Terms of the Offering	We may terminate the Offering at any time. If not terminated by the Company on an earlier date, the Offering will terminate on December 7, 2021, unless extended by the Company in its sole discretion for up to 90 additional days.
Restrictions on Transfer	We are offering the Shares pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Shares will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. **You will not be able to re-sell or transfer your Shares except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.** **All transfers must be approved by the Board of Directors.**

THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING AND INDIVIDUAL TAX ADVICE. YOU SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF YOUR OWN TAX ADVISOR, TAX COUNSEL OR ACCOUNTANT WITH RESPECT TO YOUR PROSPECTIVE INVESTMENT IN THE COMPANY. NOTHING IN THIS OFFERING DOCUMENT OR THE ACCOMPANYING DOCUMENTS IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE.

Capitalization Table

Pro Forma Cap Table					
Name of Shareholder	**Price per Share**	**Shares**	**Agreed Value of Contribution**		**Equity % Interest**
Daniel Balto		4,020,000	$	75,000.00	40.2%
Aaron Williams		1,760,000	$	-	17.6%
Colton Fussy		1,600,000	$	-	16.0%
Max Bailey		1,320,000	$	-	13.2%
MNvest Investors	$ 0.15	310,000	$	46,500.00	3.1%
Reg CF Investors	$ 0.15	690,000	$	103,500.00	6.9%
Options Pool	$ 0.15	300,000	$	45,000.00	3.0%
Total		10,000,000	$	270,000.00	100%